11100 Santa Monica Blvd., Suite 800 Los Angeles, CA 90025 Tel: (310) 966-1444 www.brileyfin.com

May 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Beverly Singleton

Re: Neonode Inc. – Request for Acceleration

Registration Statement on Form S-3

File No. 333-255964

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, B. Riley Securities, Inc., as sales agent (the “Agent”) in connection with the offering pursuant to Rule 415 under the Securities Act described in the ATM Prospectus (the “ATM Prospectus”) forming a part of the Registration Statement on Form S-3 (File No. 333- 255964) (the “Registration Statement”), of Neonode Inc. (the “Company), hereby joins the request of the Company for the acceleration of the effective date of the Registration Statement, so that the Registration Statement may become effective at 4:30 p.m. Eastern Standard Time on Tuesday, May 18, 2021, or as soon thereafter as practicable.

The Corporate Financing Department (the “Department”) of the Financial Industry Regulatory Authority (“FINRA”) has reviewed the amount of compensation to be allowed or paid to underwriters and other broker dealers participating in the distribution of an offering pursuant to Rule 415 under the Securities Act under the Registration Statement, including the compensation to be paid to the Agent in connection with the offering described in the ATM Prospectus, and the Department has confirmed to the Company and the Agent in writing that it raises no objections with respect to the fairness and reasonableness of the proposed compensation terms and arrangements.

The Agent hereby authorizes Wendy Grasso, Esq. of Reed Smith LLP, attorney for the Company, to orally modify or withdraw this request for acceleration. The Agent requests that it be notified of such effectiveness by a telephone call to Ms. Grasso at (917) 993-3645.

B. RILEY SECURITIES, INC.

By:	/s/ Seth Appel
Name:	Seth Appel
Title:	Managing Director